Exhibit 14.1

Gold Resource Corporation

Revised Code of Ethics

Adopted by the Board of Directors effective December 31, 2011

Introduction

In keeping with our commitment to honest business practices, Gold Resource Corporation, and its Mexican subsidiaries Golden Trump Mexico S.A. de C.V. and Don David Gold S.A. de C.V. (collectively “GRC” or the “Company”) have adopted this company-wide Code of Ethics to assist our directors, officers, consultants and employees (“GRC Representatives”) in complying with both our corporate policies and with the law.

Although this Code of Ethics covers many different business practices and procedures, it does not cover every issue that may arise. Instead, our Code sets forth the clear principles and standards to which we expect GRC Representatives to adhere and certain principles regarding enforcement of the Code. At GRC, our goal is to conduct ourselves in a manner that avoids even the appearance of impropriety.

This Code should be read in conjunction with our other corporate policies. If a law conflicts with a policy in this Code, you must comply with the law. If you have questions about this Code, other GRC policies, or how to comply with the law in a certain situation, it is important that you immediately bring your questions to one of GRC’s officers. If you are in or observe a situation that you believe may violate or lead to a violation of this Code, you should refer to Section F of our Code for guidance on how to report questionable behavior.

GRC Representatives who violate the standards of this Code will be subject to disciplinary action. Such action may include termination of employment.

A. Compliance with All Laws, Rules and Regulations

GRC requires that all GRC Representatives strictly adhere to local, state, and federal laws, as well as the laws of the other countries in which we conduct business. If you have questions about what laws we are subject to, or about how to comply with certain laws, it is important that you alert an officer of GRC to your question. We rely on you not only to act ethically, but also to assist your fellow employees and management in following the law. When appropriate, GRC will provide information and training to promote compliance with laws, rules, and regulations, including insider-trading laws. Each GRC Representative has a responsibility to:

•	maintain a safe and healthy work environment;

•

promote a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to the Company’s business interests;

•	support fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	conduct our activities in full compliance with all applicable environmental laws;

•	keep the political activities of our directors, officers and employees separate from our business;

•	refrain from making any illegal payments, gifts, or gratuities to any government officials or political party;

•	refrain from the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information; and

•

comply with all applicable securities laws, including insider trading laws which require GRC Representatives to refrain from trading in the Company’s securities while in possession of confidential non-public information concerning the Company and “tipping” others who might make an investment decision on the basis of on such information.

B. Conflicts of Interest and Ethical Conduct

GRC Representatives are expected to make or participate in business decisions and actions based on the best interests of GRC as a whole, and not based on personal relationships or personal gain. As we define it, a “conflict of interest” exists when a GRC Representative’s private interest interferes in any way with the interest of GRC, or creates an appearance of impropriety. A conflict situation can arise when you have interests that make it difficult for you to perform your work objectively, or when a GRC Representative receives improper personal benefits as a result of his or her position with the Company. Conflicts of interest are prohibited as a matter of Company policy, unless authorized by the Board of Directors or under guidelines approved by the Board of Directors.

It is almost always a conflict of interest for a GRC Representative to work simultaneously for a competitor, customer, or supplier. You should avoid any relationship that would cause a conflict of interest with your duties and responsibilities at GRC. In order to avoid a conflict of interest, or even an appearance of a conflict of interest, GRC Representatives will not:

•	possess any personal financial interest in any business transaction of the Company or its agents or representatives unless such interest is first approved by the Board;

•	acquire or maintain any influential interest in or position with any other business enterprise whose activities are in competition with the Company;

•	accept gifts, gratuities, bribes, kickbacks, or similar renumeration or consideration given by any person or organization in order to attract or influence business activity; or

•	use information concerning the Company’s business for personal gain or profit.

Members of our Board of Directors have a special responsibility to the Company and to our shareholders. To avoid conflicts of interest, directors are required to disclose to their fellow directors any personal interest they may have in a transaction being considered by the Board and, when appropriate, to recuse themselves from any decision in which there may be a conflict of interest. Waivers of a conflict of interest or this Code involving executive officers and directors require approval by the Board of Directors.

In addition to raising a potential conflict of interest, certain transactions with any director, officer, or shareholder that beneficially owns 5% or more of the Company’s securities are considered to be a “related party transaction” due to the related person’s relationship with the Company and the direct or indirect material interest in the transaction. All related party transactions must be disclosed to the Audit Committee or a special independent committee of the Board of Directors for review and approval.

Our Board of Directors and officers also have a duty to refrain from taking for themselves any opportunity discovered through use of Company property, information, or position, using Company property for personal gain, and from competing with the Company. GRC’s officers and directors shall advance the Company’s legitimate interests when the opportunity to do so arises.

In addition to the foregoing, all GRC Representatives shall:

•	act honestly and ethically in the performance of his or her duties at GRC, avoiding actual or apparent conflicts of interest in personal and professional relationships;

•

comply with rules and regulations of federal, state, provincial, local and foreign governments, as well as those of other appropriate private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting;

•	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated;

•	share knowledge and maintain skills relevant to carrying out the GRC Representatives’ duties within the Company;

•	proactively promote and set an example of ethical behavior as a responsible partner among peers and colleagues in the work environment and community;

•	achieve responsible use of and control over all assets and resources of the Company to which they are entrusted;

•

honestly and accurately maintain the books, records, accounts, and financial statements of the Company in reasonable detail to appropriately reflect the Company’s transactions and to conform with the Company’s system of internal controls and meet all applicable legal requirements, and retain such records in accordance with the Company’s document retention policies; and

•	report any discovery of a violation of the Code or potential or existing conflict of interest in accordance with the procedures set forth in Section F of our Code.

C. Our Commitment to Full, Fair, Accurate, Timely and Plain English Disclosure

As a respected public company, it is critical that GRC’s filings with the Securities and Exchange Commission be complete, timely and accurate in all material respects. GRC Representatives are charged with the responsibility of providing management with accurate and complete information to assure we are complying with our public disclosure requirements and our commitment to our shareholders.

In addition to this general duty of GRC Representatives to assist the Company’s senior management in meeting its obligations for public reporting compliance purposes, the CEO and senior financial management employees each agree that he or she will:

•

provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents filed with or submitted to the SEC or used in other public communications by the Company; and

•

promptly bring to the attention of the Company’s Chief Executive Officer or the Audit Committee, any information concerning (a) any conduct believed to be a violation of law or business ethics, or this Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict; (b) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (c) any fraud, whether or not material, that involves management or other employees who have a significant role in GRC’s financial reporting, disclosures, or internal controls.

D. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits giving anything of value directly or indirectly to officials of foreign governments or foreign political candidates in order to obtain or retain business. GRC has adopted a FCPA policy which is incorporated into this Code by reference. GRC Representatives are strictly prohibited from making illegal payments to government officials of any country.

In addition, the U.S. government and other foreign governments have a number of laws and regulations regarding business gratuities, which if violated would not only violate this Code but could also be a criminal offense. The U.S. government has laws and regulations concerning disclosure of payments to foreign governments. Any such payments should be promptly brought to the attention of a senior financial management employee or the Chief Executive Officer or Audit Committee.

E. Confidentiality

GRC Representatives shall respect and maintain the confidentiality of information acquired in the course of one’s work and shall not disclose such confidential information except when authorized or legally obligated to do so. Further, confidential information acquired in the course of performing one’s duties for GRC will not be used for personal advantage or gain. The responsibility to keep such confidential information continues even after your employment relationship with the Company ends.

F. Reporting and Treatment of Violations

Persons who become aware of suspected violations of this Code should promptly report the information to any member of the Company’s Audit Committee. If the reporting person feels uncomfortable reporting suspected violations to the Audit Committee, he or she may report matters to our outside legal counsel. Persons who want to report any alleged violation should use the contact information that is listed in the attachment to this Code.

To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible for proper assessment of the nature, extent and urgency of the alleged violation. Without limiting the foregoing, the report should, to the extent possible, contain the following information:

•	the alleged event, matter or issue that is the subject of the alleged violation;

•	the name of each person involved;

•	if the alleged violation involves a specific event or events, the approximate date and location of each event; and

•	any additional information, documentation or other evidence available relating to the alleged violation.

Any questions or violation reports can be made anonymously to GRC’s Audit Committee, its in-house counsel or its outside legal counsel at its respective address or telephone number provided to you on the acknowledgement sheet to this Code. Reports can be submitted via telephone to the GRC Ethics Hotline at (866) 901-1348 or via e-mail to ethics@goldresourcecorp.com. Confidentiality will be maintained to the maximum extent possible when balanced with the need to conduct an adequate review of the alleged violation. The Company will not permit retaliation against any GRC Representative who makes a report in good faith under this Code.

The Board of Directors has the power to monitor, investigate, make determinations and take action with respect to violations of this Code. In determining whether to take disciplinary action, the Board of Directors may take into account, among other factors:

•	the nature and severity of the violation;

•	whether the violation was a single occurrence or involved repeated occurrences;

•	whether the violation appears to have been intentional or inadvertent;

•	whether the person in question had been advised prior to the violation as to the proper course of action;

•	whether the person in question had committed other violations in the past; and

•	such other facts and circumstances as the Board of Directors shall deem advisable in the context of the alleged violation.

Any waiver of this Code for GRC Representatives may be made only by the Board of Directors. Any director seeking a waiver may not participate in the Board action related to such waiver. A waiver of this Code for any officer or director will be promptly disclosed to the Company’s shareholders.